EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended
	September 30,		September 30,
(Dollars in millions)	2012	2011	2012	2011
Consolidated income before provision for income
taxes	$526	$730	$1,282	$1,478
Fixed charges:
Interest1	$283	$149	$341	$606
Portion of rent expense representative of the interest
factor (deemed to be one-third)	2	2	4	4
Total fixed charges	$285	$151	$345	$610

Earnings available for fixed charges	$811	$881	$1,627	$2,088
Ratio of earnings to fixed charges	2.85	5.83	4.72	3.42
1 Components of interest expense are discussed under “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Interest Expense.”

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